FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 15, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4 R(1)(a)

Date of notification:	15 March 2013
Today’s date:	15 March 2013
Name of Issuer:	Royal Dutch Shell plc ("RDS")
Date of transaction:	15 March 2013

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below).

Nature of the transaction:

1)	The delivery of vested awards of RDS shares under the Deferred Bonus Plan (DBP). Awards dated 5 February 2010.
2)	The delivery of vested awards of RDS shares under the Long Term Incentive Plan (LTIP). Awards dated 5 February 2010.
3)	The delivery of vested awards of RDS shares under the Performance Share Plan (PSP). Awards dated 10 March 2010.

Consideration for the transaction:

No consideration has been paid by the relevant Director / PDMRs in respect of the delivery of the vested awards.

Classes of security:

Royal Dutch Shell Class A - ordinary shares ("RDSA") Royal Dutch Shell Class B - ordinary shares ("RDSB") Royal Dutch Shell plc Class A - ADS ("RDS.A")

Director/PDMR:

1) DBP

Peter Voser	104,371	RDSA
Simon Henry	38,999	RDSB
Matthias Bichsel	41,528	RDSA
Hugh Mitchell	33,180	RDSB

2) LTIP

Peter Voser	470,431	RDSA
Simon Henry	222,318	RDSB
Matthias Bichsel	82,692	RDSA
Hugh Mitchell	82,692	RDSB
Marvin Odum	62,125	RDS.A

3) PSP

Ben van Beurden	47,254	RDSA
Andrew Brown	35,436	RDSB

Note

Details of the Deferred Bonus Plan (DBP), Long Term Incentive Plan (LTIP) and Performance Share Plan (PSP) can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2012 (www.shell.com/annualreport)

ENQUIRIES

MEDIA

International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: March 18, 2013